Simmons First Investments Group, Inc.

Statements of Financial Condition

December 31, 2015 and 2014

	2015	2014
Assets		
Cash	$ 269,719	$ 100
Deposits with clearing organization	2,275,815	1,911,024
Securities owned at market value	4,397,770	5,312,580
Premises and equipment, net	60,096	39,733
Receivable from clearing organization	202,731	207,982
Customer Relationship Intangible net	1,836,167	2,007,000
Goodwill	1,885,428	1,885,428
Other Assets	104,441	70,884
TOTAL ASSETS	$11,032,167	$11,434,731
Liabilities		
Payable to clearing organization	$ 1,183	$ 9,672
Accounts payable and accrued expenses	161,418	243,088
Deferred tax liability	731,142	797,231
Bank overdraft	--	27,345
Total Liabilities	893,743	1,077,336
Stockholder's Equity		
Common stock; $1 par value; 10,000 shares Authorized; 5,000 shares issued and outstanding	5,000	5,000
Additional paid in capital	9,795,000	9,795,000
Retained earnings	338,424	557,395
Total stockholder's equity	10,138,424	10,357,395
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$11,032,167	$11,434,731